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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   -----------------------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                          CHANCELLOR MEDIA CORPORATION
                (formerly known as Evergreen Media Corporation)
                -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                  158915 10 8
                                  -----------
                                 (CUSIP Number)

                               Scott K. Ginsburg
                          Chancellor Media Corporation
                            433 E. Las Colinas Blvd.
                                   Suite 1130
                                Irving, TX 75039
                                 (972) 869-9020
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                           John D. Watson, Jr., Esq.
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                             Washington, D.C. 20004
                                 (202) 637-2200

                               September 5, 1997
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

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                        AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP NO. 158915 10 8

1.       NAME OF REPORTING PERSONS:

         Scott K. Ginsburg

         IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

         N/A

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a)   [ ]
                                                                                   (b)   [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                                                       2,364,066
                                                                                -----------

8.       SHARED VOTING POWER:                                                             0
                                                                                -----------

9.       SOLE DISPOSITIVE POWER:                                                  2,364,066
                                                                                -----------

10.      SHARED DISPOSITIVE POWER:                                                        0
                                                                                -----------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:            2,364,066
                                                                                -----------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           4.0%

14.      TYPE OF REPORTING PERSON:

         IN




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     The Schedule 13D (the "Schedule 13D") filed on March 3, 1997 by Scott K.
Ginsburg is hereby amended by this Amendment No. 1 ("Amendment No. 1") as follows:

     1. ITEM 1 (SECURITY AND ISSUER) is amended to report that, as a result of the completion of the Chancellor Merger Agreement (as defined below), (i) the name of the Issuer has been changed to "Chancellor Media Corporation" (as so renamed, the "Issuer") and (ii) each share of Class A Common Stock and Class B Common Stock (as each term is defined in the Schedule 13D) has been reclassified, changed and converted into one share of Common Stock, par value $.01 per share, of the Issuer (as so reclassified, changed and converted, the "Common Stock"). The Common Stock is listed on The Nasdaq National Market, under the symbol "AMFM." The CUSIP Number for the Common Stock is 158915 10 8.

     2. ITEM 2 (A) - (C), (F) (IDENTITY AND BACKGROUND) is amended to report that the Reporting Person is the President and Chief Executive Officer of the Issuer. The principal occupation of the Reporting Person is the performance of his duties as President, Chief Executive Officer and a director of the Issuer. The business address of the Reporting Person and the Issuer is c/o Chancellor Media Corporation, 433 East Las Colinas Boulevard, Suite 1130, Irving, Texas 75039.

     3. ITEM 4 (PURPOSE OF TRANSACTION) is amended to report that on September 5, 1997, the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of February 19, 1997 and amended and restated as of July 31, 1997 (the "Chancellor Merger Agreement"), among Chancellor Broadcasting Company, a Delaware corporation ("Chancellor"), Chancellor Radio Broadcasting Company, a Delaware corporation ("CRBC"), Evergreen Media Corporation, a Delaware corporation ("Evergreen"), Evergreen Mezzanine Holdings Corporation, a Delaware corporation ("EMHC") and Evergreen Media Corporation of Los Angeles, a Delaware corporation ("EMCLA") were consummated. Pursuant to the Chancellor Merger Agreement, (i) Chancellor was merged (the "Parent Merger") with and into EMHC, a wholly-owned subsidiary of Evergreen and (ii) CRBC was merged (the "Subsidiary Merger" and, collectively with the Parent Merger, the "Merger") with and into EMCLA, a wholly-owned subsidiary of EMHC. Upon completion of the Parent Merger, Evergreen was renamed Chancellor Media Corporation and EMHC was renamed Chancellor Mezzanine Holdings Corporation. Upon completion of the Subsidiary Merger, EMCLA was renamed Chancellor Media Corporation of Los Angeles. As a result of the Parent Merger, among other things, (i) each share of the Class A Common Stock and each share of the Class B Common Stock was reclassified, changed and converted into one share of the Common Stock of the Issuer and (ii) each share of Chancellor's Class A Common Stock, par value $.01 per share (the "Chancellor Class A Common Stock"), and each share of Chancellor's Class B Common Stock, par value $.01 per share (the "Chancellor Class B Common Stock"), outstanding immediately prior to the effective time of the Parent Merger (the "Effective Time") was converted into the right to receive 0.9091 shares of the Common Stock of the Issuer.

     Item 4 (Purpose of Transaction) is further amended to report that, at the Effective Time, the Stockholders Agreement (as such term is defined in the Schedule 13D) terminated pursuant to its terms. Accordingly, at such time, any interest that Chancellor (as




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such term is defined in the Schedule 13D), the Principal Chancellor
Stockholders (as such term is defined in the Schedule 13D) and Lawrence D. Stuart, Jr. may have been deemed to have in the Class A Common Stock or the Class B Common Stock as a result of the Stockholders Agreement also terminated at the Effective Time.

     4. ITEM 5 (INTEREST IN SECURITIES OF THE ISSUER) is amended to report as follows:

        (a) The Reporting Person is the record and beneficial owner of 2,364,066 shares of the Common Stock, including options exercisable within 60 days following the date hereof to purchase 250,000 shares of the Common Stock. Such shares represent approximately 4.0% of the outstanding shares of the Common Stock outstanding immediately following the Effective Time of the Parent Merger. Of this amount, approximately 7,200 shares of the Common Stock are held of record by the Reporting Person as custodian for his children.

        (b) The Reporting Person is the record owner of 2,364,066 shares of the Common Stock, including options exercisable within 60 days following the date hereof to purchase 250,000 shares of the Common Stock. Of this amount, approximately 7,200 shares of the Common Stock are held of record by the Reporting Person as custodian for his children. As a result of the termination of the Stockholders Agreement, the Reporting Person may no longer be deemed to share the voting power of his shares of the Common Stock with Chancellor (as such term is defined in the Schedule 13D), the Principal Chancellor Stockholders (as such term is defined in the Schedule 13D) and Lawrence D. Stuart, Jr. with respect to those matters described in the Stockholders Agreement. Accordingly, the Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares.

        (c) On September 5, 1997, in connection with the consummation of the Chancellor Merger Agreement and pursuant to an employment agreement entered into between the Reporting Person and the Issuer, the Reporting Person was granted immediately exercisable options to purchase 250,000 shares of Common Stock. Since the consummation of the Merger, the Reporting Person has disposed of 1,000,000 shares of Common Stock in a non-market transaction not deemed a "sale" for purposes of the Securities Exchange Act of 1934, as amended.

        (d) After giving effect to the transactions described herein, the Reporting Person has ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.


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                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 15, 1997


                                      By: /s/ Scott K. Ginsburg
                                          ---------------------------
                                          Scott K. Ginsburg



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